

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re:** **Stericycle Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K filed on February 4, 2016**
> **Form 10-Q for the period ended June 30, 2016**
> **Filed on August 9, 2016**
> **Response dated July 29, 2016**
> **File No. 001-37556**

Dear Mr. Ginnetti:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the period ended June 30, 2016</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

1. We note your disclosure that your Domestic Regulated Waste and Compliance Services were negatively impacted by a reduction of $13.1 million in your Manufacturing and Industrial Services line in the second quarter of 2016 as compared to the same period in 2015. We further note your discussions and statements from your Q2 2016 earnings call that "currently, the overall hazardous waste market remains challenging" and "these market conditions have further reduced the revenue and profitability of our manufacturing and industrial waste business." Furthermore, you indicate that you expect

these "headwinds" to continue into fiscal year 2017 as it relates to the Manufacturing and Industrial Services line and that you "expect 2017 growth rates to be lower than historical averages." Given the above, it appears that there are known trends and uncertainties that could materially impact your operations. As such, please expand your disclosures to highlight the factors that are impacting and expected to continue to impact your Manufacturing and Industrial Services line within your Domestic Regulated Waste and Compliance Services operating segment in fiscal year 2016. Furthermore, given that your Manufacturing and Industrial Services line is considered material to the business and has "shown greater volatility than your other service lines" as indicated in your latest earnings release, please significantly enhance your MD&A to discuss the impact this service line had on your revenues, cost of revenues and income from operations for the periods presented. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne at (202) 551-6156, or in his absence, Craig Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction